UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: August, 2026    Commission File Number: 001-13354

BANK OF MONTREAL
(Name of Registrant)
100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1 (Executive Offices)	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6 (Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ________     Form 40-F __X____

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:

1.Registration Statement – Form F-3 – File No. 333-214934
2.Registration Statement – Form F-3 – File No. 333-285508
3.Registration Statement – Form S-8 – File No. 333-191591
4.Registration Statement – Form S-8 – File No. 333-180968
5.Registration Statement – Form S-8 – File No. 333-177579
6.Registration Statement – Form S-8 – File No. 333-177568
7.Registration Statement – Form S-8 – File No. 333-176479
8.Registration Statement – Form S-8 – File No. 333-175413
9.Registration Statement – Form S-8 – File No. 333-175412
10.Registration Statement – Form S-8 – File No. 333-113096
11.Registration Statement – Form S-8 – File No. 333-14260
12.Registration Statement – Form S-8 – File No. 33-92112
13.Registration Statement – Form S-8 – File No. 333-207739
14.Registration Statement – Form S-8 – File No. 333-237522
15.Registration Statement – Form S-8 – File No. 333-276007

EXHIBIT INDEX

Exhibit    Description of Exhibit

99.1    Third Quarter 2026 Management’s Discussion and Analysis of Results of Operations and Financial Condition
99.2    Third Quarter 2026 Consolidated Financial Statements
99.3    Third Quarter 2026 Consolidated Capitalization of Bank of Montreal
101.    Interactive Data File (formatted as Inline XBRL)
104.    Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL By: /s/ Rahul Nalgirkar
Name: Rahul Nalgirkar Title: Chief Financial Officer By: /s/ Pascale Elharrar
Name: Pascale Elharrar Title: Corporate Secretary

Date: August 25, 2026